EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333 — 22167 on Form S-8 of M.D.C. Holdings, Inc. of our report dated May 26, 2004 relating to the statement of net assets available for plan benefits of the M.D.C. Holdings, Inc. 401(k) Savings Plans as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule of assets (held for investment purposes) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the M.D.C. Holdings, Inc. 401(k) Savings Plan.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 28, 2004